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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio of earnings to fixed charges)

        The following table sets forth our ratio of earnings to fixed charges for the years ended December 31, 1998, 1999, 2000, 2001, 2002, for the six months ended June 30, 2002 and 2003, for the pro-forma year ended December 31, 2002 and the pro forma six months ended June 30, 2003. As earnings were inadequate to cover the combined fixed charges, we have provided the coverage deficiency amounts. Fixed charges are the sum of (i) interest costs; and (ii) the portion of operating lease rental expense that is representative of the interest factor of 17.5%. For purposes of calculating our pro forma ratio of earnings to fixed charges, we have assumed as of the first day of the relevant period, the early extinguishment of our indebtedness to Johnson & Johnson, and the issuance of $175 million aggregate principal amount of our 2.25% convertible senior notes due 2008. The pro forma results are representative of the reduction in interest expense on our indebtedness to Johnson & Johnson and the additional interest expense associated with the issuance of our 2.25% convertible senior notes.

								Pro Forma
						Six Months Ended June 30,
	Years Ended December 31,								Six Months Ended June 30, 2003
								Year Ended December 31, 2002
	1998	1999	2000	2001	2002	2002	2003
Net loss	$(51,098)	$(30,899)	$(44,043)	$(71,972)	$(109,787)	$(49,292)	$(67,967)	$(107,801)	$(66,864)
Interest expense on indebtedness	4,970	5,678	6,052	6,081	6,011	1,481	3,230	4,025	2,127
Interest expense on portion of rent	420	168	193	403	350	161	309	350	309

Earnings	$(45,708)	$(25,053)	$(37,798)	$(65,488)	$(103,426)	$(47,650)	$(64,428)	$(103,426)	$(64,428)
Interest expense on indebtedness	4,970	5,678	6,052	6,081	6,011	1,481	3,230	4,025	2,127
Interest expense on portion of rent	420	168	193	403	350	161	309	350	309

Total fixed charges	$5,390	$5,846	$6,245	$6,484	$6,361	$1,642	$3,539	$4,375	$2,436
Ratio of earnings to fixed charges	—	—	—	—	—	—	—	—	—

Coverage deficiency	$(51,098)	$(30,899)	$(44,043)	$(71,972)	$(109,787)	$(49,292)	$(67,967)	$(107,801)	$(66,864)

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  EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (in thousands, except ratio of earnings to fixed charges)